MAZOR ROBOTICS LTD.
7 Haeshel Street
Caesarea Industrial Park South
38900 Israel

April 11, 2013

Via EDGAR

Amanda Ravitz, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Mazor Robotics Ltd. Confidential Draft Registration Statement on Form 20-F Submitted February 28, 2013 CIK No. 0001566844

Dear Ms. Ravitz:

Transmitted herewith is Amendment No. 2 (“Amendment No. 2”) to the above-referenced filing (the “Registration Statement”) of Mazor Robotics Ltd. (the “Company”).  The Company acknowledges receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission dated March 22, 2013 (the “Staff Letter”) with regard to Amendment No. 1 to the Registration Statement.  In addition to addressing the comments raised by the Staff in the Staff Letter, the Company has revised the Registration Statement to update other disclosures. For your convenience, your original comments appear in bold text, followed by our responses.

Manufacturing and Assembly, page 50

1.
Please expand the disclosure in the last paragraph of this section to identify the subcontractors that manufacture the RBT device and assemble the Renaissance work station.  Also, expand the disclosure in the penultimate sentence of this section to identify the subcontractors that must provide you with eighteen months' notice and with three months’ notice.  In addition, disclose the duration of your agreements with the two subcontractors.

Response:

The requested revisions have been made.

Dividends, page 90

2.
Regarding your response to prior comment 11 about restrictions on dividends, we note that you continue to disclose in this section that you are restricted from paying dividends to your shareholders.  Please delete the disclosure about the restrictions given your supplemental response that the statement relating to dividend restrictions was an error.

Response:

The statement relating to dividend restrictions was an error and has been deleted.

Amanda Ravitz
Securities and Exchange Commission
April 11, 2013

3.
Regarding the financing agreements mentioned in prior comment 11, it does not appear that you revised the disclosure in your document about such agreements.  Therefore, as we requested in prior comment 11 please expand the disclosure to identify these financing agreements to which you are a party, providing the date of the agreement, the lender(s), the amount currently outstanding thereunder, and the maturity date for each such agreement.  Otherwise, please tell us why you did not provide the disclosure.

Response:

The statement relating to financing agreements was an error and has been deleted.

Exhibits 4.9 and 4.11

4.	We note that you have requested confidential treatment for exhibits 4.9 and 4.11. Please be advised that comments will be issued in a separate letter on your confidential treatment application.

Response:

The Company has revised its applications for confidential treatment for Exhibits 4.9 and 4.11, and has submitted the revised applications on a separate cover.

*     *     *

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above.  If you have any questions or require additional information, please call one of our attorneys at Zysman, Aharoni, Gayer & Sullivan & Worcester LLP, Edwin Miller at (617) 398-0408, or Oded Har-Even at (212) 660-5002.

Sincerely, MAZOR ROBOTICS LTD. By: /s/ Ori Hadomi Name: Ori Hadomi Title: CEO

cc, with a marked copy of Amendment No. 2:

Tom Jones, Staff Attorney
Dennis Hult, Staff Accountant
Jay Webb, Accounting Reviewer